[LETTERHEAD OF VAN KAMPEN FUNDS INC.]


September 3, 2010


VIA EDGAR


Securities and Exchange Commission
100 F Street N.E.
Washington, DC  20549


Re:      Van Kampen Units Trusts, Series 1020 (the "Trust")
         Amendment No. 1 to the Registration Statement on Form S-6
            ("Amendment No. 1")
         File No. 333-168388


Ladies and Gentlemen:

This letter responds to a comment from Ms. Christina DiAngelo of the staff of the Securities and Exchange Commission (the "Commission"), received telephonically on September 3, 2010, seeking clarification with respect to the method used by the Depositor of the Trust to calculate the "Underlying fund expenses" as presented in the "Fee Table" on page 4 of the prospectus in Amendment No. 1.

The Trust responds that the line item "Underlying fund expenses," as shown in the prospectus, was calculated in accordance with applicable requirements. As requested, the Trust has provided Ms. DiAngelo with a spreadsheet detailing the Depositor's calculation of "Underlying fund expenses."

Additionally, in connection with the foregoing, the Trust acknowledges that:

     1. The Trust is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

     2. Staff comments or changes to disclosure in response to staff comments in the Registration Statement reviewed by the staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and

     3. The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

VAN KAMPEN UNIT TRUSTS, SERIES 1020

By:      Van Kampen Funds Inc., Depositor

By:      /s/ John F. Tierney
         ------------------------------------------
         John F. Tierney
         Vice President